SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

FEDERAL SERVICES ACQUISITION CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

313833204

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	]	Rule 13d-1(b)
[ X ]		Rule 13d-1(c)
[	]	Rule 13d-1(d)

_____________________

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- Page 1 of 7 Pages -

CUSIP No. 313833204

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1. Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Scion Capital, LLC

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ___

(b) ___

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3.	SEC Use Only

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4. Citizenship or Place of Organization

Delaware

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Number of	5. Sole Voting Power:	3,445,000
Shares
Beneficially	6. Shared Voting Power:
Owned by
Each Reporting	7. Sole Dispositive Power:	3,445,000
Person with:
	8. Shared Dispositive Power:

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9. Aggregate Amount Beneficially Owned by Each Reporting Person

3,445,000

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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

___

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11. Percent of Class Represented by Amount in Row (9)

13.12%

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12. Type of Reporting Person (See Instructions)

OO

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- Page 2 of 7 Pages -

CUSIP No. 313833204

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1. Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Scion Qualified Value Fund, a Series of Scion Qualified Funds, LLC

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ___

(b) ___

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3.	SEC Use Only

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4. Citizenship or Place of Organization

Delaware

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Number of	5. Sole Voting Power:	2,872,000
Shares
Beneficially	6. Shared Voting Power:
Owned by
Each Reporting	7. Sole Dispositive Power:	2,872,000
Person with:
	8. Shared Dispositive Power:

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9. Aggregate Amount Beneficially Owned by Each Reporting Person

2,872,000

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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

___

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11. Percent of Class Represented by Amount in Row (9)

10.92%

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12. Type of Reporting Person (See Instructions)

OO

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- Page 3 of 7 Pages -

CUSIP No. 313833204

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1. Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Dr. Michael J. Burry

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ___

(b) ___

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3.	SEC Use Only

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4. Citizenship or Place of Organization

United States

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Number of	5. Sole Voting Power:	3,445,000
Shares
Beneficially	6. Shared Voting Power:
Owned by
Each Reporting	7. Sole Dispositive Power:	3,445,000
Person with:
	8. Shared Dispositive Power:

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9. Aggregate Amount Beneficially Owned by Each Reporting Person

3,445,000

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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

___

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11. Percent of Class Represented by Amount in Row (9)

13.12%

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12. Type of Reporting Person (See Instructions)

IN

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- Page 4 of 7 Pages -

Item 1.

(a) Name of Issuer

Federal Services Acquisition Corporation

(b) Address of Issuer's Principal Executive Offices

900 Third Avenue, 33rd Floor

New York, NY 10022

Item 2.

(a) Name of Person Filing

1.	Scion Capital, LLC;
2.	Scion Qualified Value Fund, a Series of Scion Qualified Funds, LLC; and
3.	Dr. Michael J. Burry

(b) Address of Principal Business Office or, if none, Residence

20400 Stevens Creek Blvd., Suite 840

Cupertino, CA 95014

(c) Citizenship

Scion Capital, LLC and Scion Qualified Value Fund, a Series of Scion Qualified Funds, LLC, are Delaware entities. Dr. Burry is a citizen of the United States.

(d) Title of Class of Securities

Common Stock, par value $0.0001 per share

(e) CUSIP Number

313833204

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	Investment company registered under section 8 of the Investment Company Act, (15 U.S.C. 80a-8);
(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

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(g)	A parent holding company or control person in accordance with §240.13d (b)(1)(ii)(G);
(h)	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable

Item 4. Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

3,445,000 as of June 19, 2006. Scion Qualified Value Fund owns 2,867,000 of such shares.

As of December 31, 2005, the filing persons beneficially owned 3,800,000 shares, or approximately 14.5% of the outstanding shares, of which Scion Qualifed Value Fund owned 3,120,000 shares, or approximately 11.9% of the outstanding shares.

(b)	Percent of Class:

13.12% as of June 19, 2006 (based on 26,250,000 shares outstanding at April 30, 2006 according to Issuer’s Quarterly Report on Form 10-Q for period ended March 31, 2006). Scion Qualified Value Fund owned 10.92% of the outstanding shares as of June 19, 2006.

(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	3,450,000
	(ii) Shared power to vote or to direct the vote:	0
	(iii) Sole power to dispose or to direct the disposition of:	3,450,000
	(iv) Shared power to dispose or to direct the disposition of:	0

Scion Qualified Value Fund owns 2,867,000 of such shares.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ___.

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Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Scion Capital serves as investment manager to Scion Value Fund, a Series of Scion Funds, LLC and Scion Qualified Value Fund, a series of Scion Qualified Funds, LLC, both of which are private investment companies (the “Funds”). In its role as investment manager, Scion Capital possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Funds. Dr. Burry is the managing member of Scion Capital and, as a result, may be deemed to possess beneficial ownership over the securities of the Issuer described in this schedule that are owned by the Funds. All securities reported in this schedule are owned by one of the Funds.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security

Being Reported on by the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 20, 2006

(Date)

/s/ Daniel T. Nero

(Signature)

Daniel T. Nero, Chief Operating Officer and Chief Financial Officer, Scion Capital, LLC

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